EX - 99.77C



Meeting of Stockholders

On June 5, 2012, the Fund held its Annual Meeting of
Shareholders. The following Directors were elected by the following votes: Peter J. Hooper 4,886,543 For; 483,463 Abstaining, George G. Moore 4,937,471 For; 432,534 Abstaining.
David Dempsey, Denis Kelleher and Margaret Duffy continue to serve in their capacities as Directors of the Fund.